Exhibit 12.1

LKQ CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)
(Unaudited)

	Years Ended December 31,
	2002	2003	2004	2005	2006

Income before provision for income taxes and cumulative effect of change in accounting principle	$18,268	$24,153	$33,857	$51,683	$72,821

Fixed charges deducted from income:
Interest expense	2,913	2,074	1,551	2,228	5,955
Stockholder loan guarantee fee	160	—	—	—	—
Implicit interest in rents	2,750	2,841	3,332	4,449	7,242

	5,823	4,915	4,883	6,677	13,197
Earnings available for fixed charges	$24,091	$29,068	$38,740	$58,360	$86,018

Interest expense	$2,913	$2,074	$1,551	$2,228	$5,955
Stockholder loan guarantee fee	160	—	—	—	—
Implicit interest in rents	2,750	2,841	3,332	4,449	7,242

Total fixed charges	$5,823	$4,915	$4,883	$6,677	$13,197

Ratio of earnings to fixed charges	4.1	5.9	7.9	8.7	6.5